

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Mr. Xu Hai Bo
President
Avante Systems, Inc.
50 West Liberty St., Suite 880
Reno, NV 89501

> **Re:** **Avante Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2010**
> **File No. 333-171305**

Dear Mr. Xu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are a developmental company with nominal operations. As a result, the company is considered a shell company. In addition, the shares being registered for resale constitute 100% of the company's shares not held by your President and Director and were issued to your selling shareholders recently. As a result, the offering is an indirect primary offering. Revise your prospectus cover page to identify the company as a shell company. Identify all the selling shareholders as underwriters (not "may be deemed to be underwriters") and fix the sales price to the public for the duration of the offering. In addition, make conforming changes throughout the prospectus (e.g. Plan of Distribution).

Prospectus Cover Page

2. We note your disclosure highlighting the limitations on resales of securities purchased in this offering. Revise the disclosure (here and elsewhere) to make clear that resales are not permitted under Rule 144(i) until 12 months after the company no longer being considered a shell company.

Prospectus Summary, page 5

3. Disclose why the company is conducting an offering and becoming a reporting company in light of your disclosure that the underlying private offering raised minimal funds which were insufficient to begin business operations, pay the costs of the offering and meet the costs of legal reporting requirements.

4. Please revise your disclosure to state that your common stock is "quoted" on the OTCBB as the OTCBB is a quotation services for securities which are not listed or traded on NASDAQ or a national securities exchange.

Risk Factors, page 7

General

5. Include a prominent risk factor highlighting the difficulty U.S. investors may have in communicating or interacting with the company. Note that the company's operations and personnel are, and will be, located in the Far East.

6. On page 29 you state that you will be subject to laws in several jurisdictions, such as business licensing requirements. Please amend this section to include and risks associated with securing appropriate business licenses.

7. On page 26 you state that 3G technology requires increased bandwidth and transfer rates to accommodate technology like yours. Please revise this section to discuss any risks associated with limited availability or access to broadband bandwidth necessary for your products to function.

Enforceability of Civil Liabilities Risk Factor

8. Please amend your disclosure to include a risk factor related to the enforceability of civil liabilities in Malaysia and China. We note on pages 19 and 20 that you have provided both a Malaysian and Chinese (PRC) address for each of your executive officers and directors. Accordingly, add a risk factor that discusses whether an investor would find it difficult to:

- effect service of process on your non-U.S. officers or directors named in the registration statement;

- enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws in U.S., Malaysian or PRC courts against you or the above described persons; and

- bring an original action in a Malaysian or PRC court to enforce liabilities based upon the U.S. federal securities laws against you or the above described persons.

Because we intend to offer our product in China and other countries…, page 11

9. We note your discussion regarding risks associated with international operations throughout Asia and China specifically. Please amend to include risks specifically associated with doing business or conducting operations in China. For example, please discuss risks or uncertainties acquiring necessary permits or licenses, challenges to protecting intellectual property, regulation affecting foreign-based businesses operating in China or taxes issues. In this regard, plainly state that, because China (PRC) has historically not protected a company's intellectual property to the same extent as the United States, a company doing business in China faces an increased risk of intellectual property piracy. Similarly, disclose whether there are any Malaysian laws, regulations or customs that could pose material risks to your business. Include in this discussion your potential liability for Malaysian taxes, tariffs, license or other payments. Disclose whether, as a result of your international operations, you have incurred or expect to incue the risk of foreign currency fluctuations.

Because the industry is dependent upon general economic conditions…, page 11

10. Please revise this risk factor to discuss the current economic environment internationally, and where you operate regionally, in light of the continuing worldwide economic downturn.

Plan of Distribution, page 18

11. You state that you intend to contact an authorized OTCBB market-maker for sponsorship of your securities. In the next sentence, you state that currently, "we or anyone acting on our behalf has requested or encouraged any broker-dealer to act as a market-maker for our securities." Please clarify these statements by revising this disclosure.

Directors, Executive Officers, Promoters and Control Persons, page 19

12. Supplementally advise, with a view to disclosure, why you have provided dual addresses for each of Xu Hai Bo and Ran Hong Dan on pages 19 and 21.

Involvement in Certain Legal Proceedings, page 20

13. Please revise your disclosure to describe any applicable legal proceedings during the last 10 years that are material to an evaluation of the ability or integrity of any of your officers or directors. Refer to Item 401(f) of Regulation S-K.

Description of Business, page 25

General

14. Please amend your disclosure to include a section discussing how you plan to continue developing your product and related technology. We note you currently have only two employees that devote approximately 10 to 15 percent of their time to the company. We note on page 29 your disclosure that you have no other employees. Please tell us if you are contracting with third-parties or developing your product internally. In the case of the latter, please discuss your internal product development capabilities.

Third Generation Technology and Wideband Code Division Multiple Access, page 26

Third Generation Technology, page 26

15. In the first sentence of the first paragraph on page 26, you state that one of the recent developments in mobile technology is third generation, or "3G" technology. Please amend your filing to discuss the recent development of 4G technology including the availability of this technology in your proposed markets. Additionally, please discuss at the end of this section the relative speed and data rates of 4G technology in comparison to 3G and 2G technology.

16. In the last sentence in the first paragraph you state that "[t]hree common ones are," but you list six cellular access technologies. Please reconcile.

Surveillance Industry in Asia, page 27

17. Please revise your discussion in this section to specifically address the personal surveillance market segment where you plan to operate, as opposed to surveillance products and market growth related to governmental, large-scale commercial or other kinds of surveillance industry demand.

Our Product, page 27

18. We note your discussion in the second paragraph on page 28. We also note that on page 32 you disclose that the total of $15,192 in operating expense was for legal, accounting and consulting fees incurred in the establishment of your business.   Please revise to discuss specifically what steps you are currently taking to develop your product.

Additionally, describe your current stage of development, such as prototyping. Disclose the amount of money spent to date on research and development, and the anticipated future costs of commercializing your product.

Description of Property, page 30

19. Please clarify that your corporate office in Reno, NV is the Nevada Agency and Trust Company, a registered agent for service and that you have no business operations or management located in the United States.

Management's Discussion and Analysis…, page 30

Locate Suitable Manufacturing, page 30

20. Please discuss the basis for your belief that orders will be shipped within five business days after placing the order with a third-party manufacturer.

Sales Personnel, page 31

21. We note that you intend to use your management to sell your product initially. We also note that under the first risk factors on page 12 that you disclose that your management team has no experience in sales and marketing, and no experience starting a cellular camera business. Please discuss how management will initially sell your products.

Liquidity and Capital Resources, page 33

22. On page 40 you disclose that your estimated total expense related to this offering is $27,003. We note you currently have $33,308 in assets and plan to use $20,000 over the next 12 months to develop your business, but have not taken action to seek additional financing sources. Please amend this section to state that after completing this transaction you will have $6,305 in assets unless you secure additional financing.

Item 15. Recent Sales of Unregistered Securities, page 41

23. Provide the date of sale for each of the described Regulation S transactions. Please refer to Item 701(a) of Regulation S-K.

Notes to the Financial Statement, page F-6

Note 1 Summary of Accounting Policies - Cash and Cash Equivalents, page F-6

24. We note that you have $33,308 in cash that is held in an escrow account. It is unclear why you disclose that the cash is unrestricted since it is held in escrow. Please elaborate on the reasons for keeping the cash in an escrow account. Also disclose if there are there

any possible restrictions on your ability to access the cash, or if any prior approval is needed from your outside attorneys before you can access the cash in the account.

<u>Note 2 Prepaid Expense, page F-7</u>

25. You disclose that you paid a retainer to your auditor for services to be rendered after Avante Systems' year-end. Please tell us about the nature of the future services to be performed. Also tell us about your fee arrangement with your auditors, including any contingent fees.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at (202) 551-6971 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: <u>Via facsimile to (800) 731-6120</u>
        David S. Jennings, Esq.